Exhibit 99.1

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC

SEHK: 945 For Immediate Release September 26, 2024

Manulife announces intention to redeem Singapore dollar 3.00% Subordinated Notes

TORONTO – Manulife Financial Corporation (“MFC”) today announced its intention to redeem at par on November 21, 2024 all of its outstanding 500 million Singapore dollars principal amount of 3.00% Subordinated Notes (the “Notes”) due November 21, 2029. The Notes are redeemable at MFC’s option, in whole but not in part, on November 21, 2024 and thereafter on each interest payment date at a redemption price per Note equal to par, together with accrued and unpaid interest to, but excluding, the date of redemption. Formal notice will be delivered to holders of Notes in accordance with MFC’s Trust Indenture.

Interest on the Notes will cease to accrue on the redemption date.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Anne Hammer Manulife 201-925-1213 ahammer@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com